Exhibit 99.5

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350,

Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of CanWest Global Communications Corp. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 40-F for the year ended August 31, 2006 of the Company fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 29, 2006		/s/ Leonard J. Asper
	Name:	Leonard J. Asper
	Title:	Chief Executive Officer

Date: November 29, 2006		/s/ John E. Maguire
	Name:	John E. Maguire
	Title:	Chief Financial Officer